 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES FILING OF 2016 ANNUAL INFORMATION FORM AND FORM 40-F

CALGARY, ALBERTA (March 17, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) today announces the filing of its Annual Information Form (“AIF“) for the year ended December 31, 2016, with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR“). In addition, Bellatrix has filed its Form 40-F for the year ended December 31, 2016, which includes the AIF, with the United States Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR“) system. The AIF contains the Company’s reserve data and other oil and natural gas information, as required under National Instrument 51-101.

An electronic copy of the AIF may be obtained on Bellatrix’s website at www.bellatrixexploration.com, on the Company’s SEDAR profile at www.sedar.com and on the Company’s EDGAR profile at www.sec.gov/edgar.html. A printed copy of this document is available by contacting Bellatrix’s investor relations group at (403) 750-1270 or at investor.relations@bellatrixexp.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163
www.bellatrixexploration.com